June 16, 2009

Mr. Patrick Kuhn

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	PACCAR Inc
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Quarter Ended March 31, 2009
File No. 001-14817

Dear Mr. Kuhn:

This letter confirms that you granted PACCAR’s request for an additional ten business days to respond to the comment letter dated June 15, 2009. Accordingly we intend to file our response on or before July 13, 2009.

Sincerely,

/s/ Michael T. Barkley
Michael T. Barkley
Vice President and Controller

CC: Mr. Lyn Shenk

P.O. Box 1518 Bellevue, Washington 98009 Telephone (425) 468-7400

PACCAR Building 777-106th Avenue N.E.  Bellevue, Washington 98004